SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No.     )*

CHF Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86782U106

(CUSIP Number)

June 6, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 86782U106
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 430,486 shares of Common Stock 80,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 430,486 shares of Common Stock 80,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 430,486 shares of Common Stock 80,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.8%

(12)	Type of Reporting Person (See Instructions) OO

* As more fully described in Item 4, each of the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 86782U106
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 85,142 shares of Common Stock 40,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(6) Shared Voting Power 430,486 shares of Common Stock 80,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(7) Sole Dispositive Power 85,142 shares of Common Stock 40,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(8) Shared Dispositive Power 430,486 shares of Common Stock 80,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 515,628 shares of Common Stock 120,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.8%

(12)	Type of Reporting Person (See Instructions) IN; HC

 * As more fully described in Item 4, each of the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 86782U106

Item 1.
(a)	Name of Issuer CHF Solutions, Inc. (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices 12988 Valley View Road Eden Prairie, Minnesota 55344

Item 2 (a).	Name of Person Filing
Item 2 (b).	Address of Principal Business Office or, if none, Residence
Item 2 (c).

Citizenship

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), and (ii) Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, NY 10017.

Item 2 (d)	Title of Class of Securities Common Stock, $.0001 par value per share
Item 2 (e)	CUSIP Number 86782U106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 8,885,378 shares of common stock outstanding as of May 10, 2017, as reported in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 12, 2017, and does not include the exercise of the reported warrants (the “Reported Warrants”), which are subject to the Blocker (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Blocker”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blocker. Consequently, as of the date of the event which requires filing of this statement, the Reporting Persons were not able to exercise any of the Reported Warrants due to the Blocker.

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 430,486 shares of Common Stock and Reported Warrants to purchase 80,000 shares of Common Stock and Iroquois Capital Investment Group LLC (“ICIG”) held 85,142 shares of Common Stock and Reported Warrants to purchase 40,000 shares of Common Stock. Mr. Abbe has the authority and responsibility for the investments made on behalf of the Fund and ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants (subject to the Blocker) held by, the Fund and ICIG. Iroquois is the investment manager for Iroquois Master Fund.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8. Identification and Classification of Members of the Group
See Exhibit 1.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2017

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:_ /s/ Richard Abbe

Richard Abbe, Authorized Signatory

_/s/ Richard Abbe _______________________

Richard Abbe

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: June 14, 2017

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:_ /s/ Richard Abbe _____________________

Richard Abbe, Authorized Signatory

_/s/ Richard Abbe _______________________

Richard Abbe